Exhibit 12.1

	Year Ended December 31,						Three Months Ended March 31,
	2003		2002	2001	2000	1999	2004		2003
	(dollars in thousands)
Net income (loss), before accrual of preferred interests	26,224		$(42,044)	$(263,196)	$(132,110)	$(62,677)	241		$15,653
Adjustments to net income (loss), before accrual of preferred interests for fixed charges:
Interest expense	184,499		180,465	188,609	113,054	51,235	44,356		46,292
Interest portion of rent expense	1,099		1,115	1,129	767	736	277		268
Amortization of financing costs	3,814		3,013	2,741	922	774	1,115		929

Total fixed charges	189,412		184,593	192,479	114,743	52,745	45,748		47,489

Earnings	215,636		$142,549	$(70,717)	$(17,367)	$(9,932)	45,989		$63,142

Ratio of earnings to total fixed charges	1.1	x	—	—	—	—	1.0	x	1.3x